SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 15, 2001.

                           Or

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________

         Commission File Number 0-15083




   The South Financial Group 401(k) Plan (formerly Carolina First 401(k) Plan)
   ---------------------------------------------------------------------------
                            (Full title of the plan)




                         The South Financial Group, Inc.
                              102 South Main Street
                              Greenville, SC, 29601
                        ---------------------------------
             (Name of Issuer of the securities held pursuant to the
               plan and address of its principal executive office)


                              REQUIRED INFORMATION


                                                                                                          Page
A.       Financial Statements
         Independent Auditors' Report                                                                     F-2
         Statements of Net Assets Available for Benefits                                                  F-3
         Statements of Changes in Net Assets Available for Benefits                                       F-4
         Notes to Financial Statements                                                                    F-5
         Schedule of  Assets (Held at End of Year)                                                        F-9


B.       Exhibits
         Exhibit 23.1 Independent Auditor's Consent                                                       B-1







                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      The South Financial Group 401(k) Plan
                                      -------------------------------------
                                                  (Name of Plan)


Date:   June 28, 2002                 By:      /s/ William S. Hummers III
                                           -----------------------------------
                                           William S. Hummers III
                                           Executive Vice President

                           CAROLINA FIRST 401(K) PLAN

                              Financial Statements
                           December 15, 2001 and 2000
                   (With Independent Auditors' Report Thereon)



                                Table of Contents
                                                                                                             PAGE

Independent Auditors' Report                                                                                 F-2

Financial Statements:

Statements of Net Assets Available for Benefits as of
     December 15, 2001 and 2000                                                                              F-3

Statements of Changes in Net Assets Available for Benefits
     for the years ended December 15, 2001 and 2000                                                          F-4

Notes to Financial Statements                                                                                F-5

Supplemental Schedule                                                                                        F-9





                          INDEPENDENT AUDITORS' REPORT



Administrative Committee
Carolina First 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of Carolina First 401(k) Plan (the Plan) as of December 15, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 15, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Greenville, South Carolina                      /s/KPMG LLP
June 21, 2002


                                                CAROLINA FIRST 401(k) PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 15, 2001 and 2000
                                                                                          2001                  2000
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value                                                   $     25,128,714            20,481,553
     Employer contributions receivable                                                     340,871               429,303
     Accrued interest and dividends                                                         12,706               189,604
     Cash                                                                                   68,271                    -
                                                                                   -------------------   -------------------
                 Total assets                                                           25,550,562            21,100,460
Liabilities:
     Refund payable for excess contributions                                                    -                  7,436
     Overdraft                                                                                  -                 77,234
                                                                                   -------------------   -------------------
                 Net assets available for benefits                                $     25,550,562            21,015,790
                                                                                   ===================   ===================





See accompanying notes to financial statements.





                                                CAROLINA FIRST 401(k) PLAN
                                Statements of Changes in Net Assets Available for Benefits
                                          Years ended December 15, 2001 and 2000
                                                                                          2001                  2000
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
     Investment income (loss):
        Net realized and unrealized appreciation (depreciation)
           in fair value of investments                                           $      1,357,376            (2,894,117)
        Interest and dividends                                                             477,398               795,972
                                                                                   -------------------   -------------------
                 Total investment income (loss)                                          1,834,774            (2,098,145)

     Contributions:
        Employer                                                                         2,225,448             2,091,704
        Participant                                                                      3,083,581             2,916,347
        Rollovers                                                                          312,659               314,204
                                                                                   -------------------   -------------------
                 Total contributions                                                     5,621,688             5,322,255

     Merger of Anchor Financial Corporation 401(k) Plan                                         -              5,179,617
                                                                                   -------------------   -------------------
                 Total additions                                                         7,456,462             8,403,727
Deductions:
     Distributions to participants                                                       2,754,232             2,893,078
     Administrative expenses                                                               167,458                    -
                                                                                   -------------------   -------------------
                 Total deductions                                                        2,921,690             2,893,078

                 Net increase in net assets                                              4,534,772             5,510,649

                 Net assets available for benefits at beginning of period               21,015,790            15,505,141
                                                                                   -------------------   -------------------
                 Net assets available for benefits at end of period               $     25,550,562            21,015,790
                                                                                   ===================   ===================
See accompanying notes to financial statements.


(1)    DESCRIPTION OF PLAN

       The following description of Carolina First 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan, which was formed in January, 1989, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It covers all eligible employees of The South Financial Group (formerly Carolina First Corporation) and its subsidiaries (collectively Plan Sponsor, Employer) who are age 18 or older. Effective January 1, 2001, employees are eligible to begin participation in the Plan on the first day of the month coincident with or following the attainment of one year of service (1,000 hours). Prior to January 1, 2001, employees were automatically eligible at the attainment of age 18.

       (B)    FISCAL YEAR

              During 1999, the Plan adopted an amendment which changed its fiscal year end from December 31, to December 15.

       (C)    CONTRIBUTIONS

              Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor will contribute a discretionary matching contribution of a percentage of the participants' compensation that a participant contributes to the Plan. The Plan Sponsor may also contribute a discretionary non-elective Employer contribution.

              Upon  enrollment in the Plan, an employee may direct  employee and
              employer   contributions  to  any  of  the  Plan's  fund  options.
              Participants may change their investment options daily.

       (D)    FORFEITURES

              Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer contributions. Forfeited balances were $270,165 in 2001 and $120,119 in 2000. Of the total funds forfeited in 2001, $46,783 will be used to reduce Employer contributions in 2002.

       (E)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       (F)    VESTING

              Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

                                                           PERCENT OF
                                                         NONFORFEITABLE
                                                            INTEREST
                                                    ------------------------

                    Years of service:
                    Less than 1                                 0%
                    1                                          20%
                    2                                          40%
                    3                                          60%
                    4                                          80%
                    5 or more                                 100%


              Notwithstanding   the   aforementioned,   upon   reaching   normal
              retirement age or upon death or disability, participants become 100% vested.

       (G)    PARTICIPANT LOANS

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Carolina First Bank (Trustee). Principal and interest are paid ratably through payroll deductions.

       (H)    PAYMENT OF BENEFITS

              Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

       (I)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (J)    ADMINISTRATIVE EXPENSES

              Expenses incurred by the Plan Administrator or the Trustee in the administration of the Plan and the Trust, including fees for legal services rendered, agreed upon compensation to the Trustee, and all other proper charges and expenses of the Plan Administrator, Trustee, and their agents and counsel, were paid by the Plan Sponsor during 2000. During 2001, these expenses were charged against the assets of the Trust, as allowed by the Plan Document.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (B)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Fair value is determined by the quoted market prices on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Refunds payable to participants at December 15, 2000 were $7,436. This refund is due to excess contributions, which were refunded to participants in 2001 for the year ended December 15, 2000. There were no refunds payable by the Plan at December 15, 2001.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 (3)   INVESTMENTS

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 15, 2001 and 2000 are as follows:

                                                                                    2001                   2000
                                                                             ---------------------  --------------------
      Investments, at fair value as determined by quoted market price:
            Dow Jones Global Portfolio Index Fund V                               $         *              1,165,016
            Federated Prime Obligations Fund                                        2,406,900              1,706,204
            Putnam International Growth                                                     *              1,223,444
            SEI Diversified U.S. Stock Fund                                         1,529,469              1,667,548
            The South Financial Group Common Stock                                 10,931,519              7,204,395
            Vanguard 500 Index Admiral Shares                                       4,812,589              4,915,027
       *  Less than 5% of Plan assets

During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $1,357,376 and $(2,894,117), respectively, as follows:

                                                                                    2001                  2000
                                                                             ---------------------  -------------------
Investments, at fair value as determined by quoted market price:
      Mutual Funds                                                               $(1,607,874)              (444,854)
      Collective Trust Funds                                                        (119,725)              (136,220)
      Employer Common Stock                                                        3,084,975             (2,313,043)
                                                                             ---------------------  -------------------

                                                                                 $ 1,357,376             (2,894,117)
                                                                             =====================  ===================


(4)    PARTY-IN-INTEREST TRANSACTIONS

       The  Plan's  investments  are  held in  trust  by  Carolina  First  Bank.

       In 2000, all administrative expenses related to the Plan were paid by The South Financial Group. During 2001, administrative expenses were paid by the Plan.

       During 2001 and 2000, the Plan received dividends of $276,101 and $198,207, respectively, on its investment in common stock of the Employer.

       Included in Plan net assets available for benefits is $68,271 unallocated to participants at December 15, 2001 and $77,234 overdraft at December 15, 2000, which are held in an account with Carolina First Bank.

 (5)   INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated September 30, 1991, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(6)    ANCHOR FINANCIAL CORPORATION 401(K)

       In June 2000, the Plan Sponsor acquired Anchor Financial Corporation. As a result, the net assets available for benefits totaling $5,179,617 in the Anchor Financial Corporation 401(k) Plan were merged into the Plan in August 2000.

(7)    SUBSEQUENT EVENT

       On December 19, 2001, the Plan executed an Amendment effective January 1, 2002, except as otherwise noted in the Amendment. This Amendment adopted changes related to the Plan's general provisions, including entry date, limitation year, eligibility requirements, matching contributions, and distributions upon severance from employment. The Amendment also adopted several changes to adhere to new provisions from the Economic Growth and Tax Relief Reconciliation Act of 2001. These changes do not affect the information included in these financial statements.

       On June 19, 2002, the name of the Plan changed to The South Financial Group 401(k) Plan.

                                                                                                                 SCHEDULE 1
                                             CAROLINA   FIRST   401(k)   PLAN
                              Schedule H, Line 4; - Schedule of Assets  (Held at End of Year)
                                                     December 15, 2001


      (A)                    (B)                                 (C)
     PARTY           IDENTITY OF ISSUE,               DESCRIPTION OF INVESTMENT                                   (E)
      IN-             BORROWER, LESSOR,       INCLUDING MATURITY DATE, RATE OF INTEREST,         (D)            CURRENT
   INTEREST           OR SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE             COST             VALUE
----------------   ------------------------   -------------------------------------------   --------------   ------------
                   MONEY MARKET FUNDS
                   Federated                  Prime Obligations Fund                             **          $ 2,406,900

                   MUTUAL FUNDS
                   Morgan Keegan              Select Capital Growth Fund                         **              372,304
                   Putnam                     International Growth Fund                          **            1,204,512
                   SEI                        Core Fixed Income Fund                             **              589,533
                   SEI                        Diversified Conservative Income Fund               **              651,052
                   SEI                        Diversified U.S. Stock Fund                        **            1,529,469
                   Vanguard                   Total Bond Index Fund                              **              179,542
                   Vanguard                   Total Stock Market Index Fund 85                   **               45,131
                   Vanguard                   500 Index Admiral Shares                           **            4,812,589
                   Fidelity                   Contra Fund 022                                    **              341,404

                   COLLECTIVE TRUST FUNDS
                   Dow Jones Global           Portfolio Index Fund III                           **              907,399
                   Dow Jones Global           Portfolio Index Fund V                             **              747,950

                   COMMON STOCK
       *           The South Financial Group  The South Financial Group                          **           10,931,519

       *           Participant loans          With an interest rate of prime and a range of
                                                maturity dates from 2002 to 2006                                 409,410
                                                                                                             ------------
                                                                                                             $25,128,714
                                                                                                             ============
*  Indicates party-in-interest to the Plan

** Cost information has not been included in column (d) because all investments are participant directed.

See accompanying independent auditors' report.
